

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

<u>Via E-mail</u>
Mr. Jun Jiang
President and Principal Financial and Accounting Officer
5V, Inc.
Floor 12, Building 5, Zhongchuang Plaza,
No.396, Tongjiang Zhong Road, Xinbei District
Changzhou City, Jiangshu Province, China

> **Re: 5V, Inc.**
> **Form 10-K/A for the fiscal year ended September 30, 2013**
> **Filed July 31, 2014**
> **File No. 000-54175**

Dear Mr. Jiang:

We have reviewed your amended Form 10-K and response letter filed July 31, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended September 30, 2013</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1.   We note your response to prior comment 1 and the amended Form 10-K filed on July 31, 2014. Additionally, we note that the revised audit report continues to reference your reliance on the audit opinion of other auditors' for the period February 19, 2010 (Date of Inception) to September 30, 2011. Please file a full amendment to the filing which either includes the other auditor's report dated January 13, 2012 that your auditor relied upon or have your primary auditor audit the referenced period and reissue its audit opinion to opine on the <u>entire</u> cumulative since inception period, February 19, 2010 (Date of Inception) to September 30, 2013. Refer to the guidance at Article 2 of Regulation S-X.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Jay Webb, Reviewing Accountant, at (202) 551-3603, if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief